                                                                   EXHIBIT 99.15

                       [Letterhead of LORAL CORPORATION]

                                                               January 12, 1996

Dear Loral Shareholder:

  This week we announced a series of strategic transactions that are consistent with our long-term goal of delivering shareholder value and, at the same time, achieve important objectives for our customers, employees and the communities in which we operate.

  The transactions are designed to provide you with significant present value, through the cash sale of our defense electronics and systems integration businesses to Lockheed Martin, and the ability to realize future value through your continuing ownership of a newly formed public company that will incorporate Loral's holdings in the fast-growing space and telecommunications market.

  The new company, to be called Loral Space & Communications Ltd., will consist of Loral's holdings in Globalstar, Space Systems/Loral and other affiliated businesses. (Its shares will be distributed to Loral shareholders on a one-for-one basis.) Loral Space will have the benefit of concentrated management focus, over $700 million in cash and no debt. It will be in a position to take advantage of the promising growth opportunities that exist in satellite-based businesses worldwide.

  Accompanying this letter is a Schedule 14D-9, which describes the Board's unanimous decision to recommend the transactions, and tender offer materials of Lockheed Martin. These documents contain important information relating to the transactions, and we urge you to read them carefully.

                                          Sincerely,

                                          /s/ Bernard L. Schwartz

                                          Bernard L. Schwartz
                                          Chairman of the Board of Directors